Exhibit 3(ii)
Amendment No. 2
to the
By-laws of Paychex, Inc.
Article III, Section 1 of the By-laws of Paychex, Inc., is hereby amended and restated as set forth below:
SECTION 1. The number of directors which shall constitute the whole Board of Directors shall consist of one or more members, the exact number to be fixed from time to time by the board of directors. Except as provided in Sections 9 and 10 of this Article, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” the election of a director nominee must exceed the number of votes cast “against” the nominee. If a nominee that is an incumbent director does not receive a required majority of the votes cast, the director shall offer to tender his or her resignation to the Board. The Governance and Compensation Committee shall consider such offer and will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will consider the Committee’s recommendation and will determine whether to accept such offer. In making their determinations, the Board and the Committee may consider any factors deemed relevant. The Board shall publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board’s or the Committee’s decisions with respect to his or her resignation. In the event that no nominees for election to the Board receive a required majority of the votes cast, at an annual meeting, a special meeting of stockholders shall be called for an election of directors in the manner provided in these Bylaws. Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal.